UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

PIMCO ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

840 Newport Center Drive

Newport Beach, California 92660

Telephone Number (including area code):

(866) 746-2606

Name and address of agent for service of process:

Robert W. Helm, Esq. Dechert LLP 1775 I Street, N.W. Washington, D.C. 20006	Ernest L. Schmider Pacific Investment Management Company LLC 840 Newport Center Drive Newport Beach, California 92660

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Newport Beach and the State of California on the 14th day of November, 2008.

PIMCO ETF Trust

		By:	/s/ Ernest L. Schmider
Ernest L. Schmider
Trustee and President
Attest:	/s/ John P. Hardaway
John P. Hardaway
Treasurer